Exhibit 99.1

ELBIT IMAGING ANNOUNCES ITS SUBSIDIARY, PLAZA CENTERS, HAS ANNOUNCED

SALE OF MUP PLOT IN BELGRADE FOR EUR 15.9 MILLION

Tel Aviv, Israel, May 17, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Plaza Centers N.V. ("Plaza") (LSE:PLAZ), an indirect subsidiary of the Company, has announced the sale of its wholly owned subsidiary, which holds the “MUP” plot and related real estate in Belgrade, Serbia, for €15.9 million, above the last reported book value of approximately €13.5 million.

MUP is a prominent development site at the location of the former Federal Ministry of Internal Affairs, at the entrance to Belgrade’s old town and on the city’s main thoroughfare. The potential development is projected to comprise a significant mixed-use scheme, including residential units, retail, offices, a hotel and underground parking facilities. As a mixed-use development, the asset sits outside of Plaza’s core focus on the retail and leisure sectors.

Following the fulfilment of certain technical conditions that are expected to be met in the coming weeks, the purchaser will pay €11 million in cash to Plaza. An additional €300,000 will be due before 30 November 2016 and the remaining €4.6 million will be due within 15 months from the transaction closing date. Furthermore, Plaza will also be entitled to an additional pending payment of €600,000, on top of the €15.9 million transaction consideration, once the purchaser successfully develops at least 69,000 sqm above ground.

Upon the receipt of each stage payment, in line with Plaza's stated restructuring plan, 75% of the net cash proceeds will be distributed to Plaza’s bondholders in the following quarter.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com